
07003045


SEC MAIL PROCESSING
RECEIVED
FEB 22 2007
WASH. D.C.
186
SECTION

SEC[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 23 2007 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 53205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6003 University Ave, Ste C
(No. and Street)

Cedar Falls | IA | 50613
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Richard Dobson, Sr. 319 277-3553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith Oltrogge CPA
(Name – *if individual, state last, first, middle name*)

201 East Main Street, P.O. Box 310 | Denver | IA | 50622
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Richard Dobson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Securities, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOAN M. SHIRLEY
COMMISSION NO. 196504
MY COMMISSION EXPIRES
MAY 8, 2007

Signature

Exec. Vice President/Fin Op

Title

Joan M Shirley

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2007
DIVISION OF MARKET REGULATION
SEC MAIL
RECEIVED
PROCESSING
FEB 2 2 2007
WASH., D.C.
186
SECTION

AMERICAN FINANCIAL SECURITIES, INC.

Cedar Falls, Iowa

December 31, 2006

Keith Oltrogge CPA, P.C.

201 East Main Street
P.O. Box 310
Denver, Iowa 50622
(319) 984-5292
FAX (319) 984-6408

Independent Auditor's Report

Board of Directors
American Financial Securities, Inc.

I have audited the accompanying statements of financial condition of American Financial Securities, Inc. (an S-Corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Securities, Inc. at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Keith Oltrogge
Certified Public Accountant

Denver, Iowa

January 25, 2007

EXHIBIT A

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

-ASSETS-

	2006	2005
CURRENT ASSETS:		
Cash in bank	$ 35,794	$ 54,397
Cash in renewal account-restricted	-	-
Commissions receivable	5,200	1,192
Total Current Assets	$ 40,994	$ 55,589
OTHER ASSETS:		
AFS Daily Account	$ 315	$ 415
Total Other Assets	$ 315	$ 415
FIXED ASSETS-vehicle-net of accumulated depreciation of $0 and $31,531 at December 31, 2006 and 2005, respectively	$ 2,402	$ 19,600
TOTAL ASSETS	$ 43,711	$ 75,604

-LIABILITIES AND STOCKHOLDER'S EQUITY-

	2006	2005
CURRENT LIABILITIES:		
Commissions payable	$ 2,600	$ 596
Current portion-note payable	-	10,328
	$ 2,600	$ 10,924
LONG-TERM LIABILITIES-note payable less current portion	$ -	$ 12,050
TOTAL LIABILITIES	$ 2,600	$ 22,974
STOCKHOLDER'S EQUITY:		
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued and outstanding	$ 5,000	$ 5,000
Additional paid-in-capital	20,000	20,000
Retained earnings	16,111	27,630
Total Stockholder's Equity	$ 41,111	$ 52,630
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 43,711	$ 75,604

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF INCOME AND CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE	$ 132,080	$ 172,429
OPERATING EXPENSES	147,152	174,486
OPERATING INCOME (LOSS)	$ -15,072	$ -2,057
OTHER INCOME:		
Gain on sale of assets	$ 3,553	$ -
NET INCOME (LOSS)	$ -11,519	$ -2,057

The accompanying notes are an integral part of these financial statements.

EXHIBIT B-1

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	2006	2005
RETAINED EARNINGS, BEGINNING OF YEAR	$ 27,630	$ 29,687
NET INCOME (LOSS)	-11,519	-2,057
RETAINED EARNINGS, END OF YEAR	$ 16,111	$ 27,630
CAPITAL STOCK:		
Common stock, beginning of year	$ 5,000	$ 5,000
Common Stock – End of Year	$ 5,000	$ 5,000
ADDITIONAL PAID-IN-CAPITAL:		
Balance, beginning of year	$ 20,000	$ 20,000
Additional Paid-in-Capital – End of Year	$ 20,000	$ 20,000
TOTAL STOCKHOLDER'S EQUITY	$ 41,111	$ 52,630

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ -11,519	$ -2,057
Adjustment to Reconcile Net Income to Net Cash Provided (Used) in Operating Activities:		
Depreciation	8,522	10,227
Gain on sale of assets	-3,553	-
(Increase) Decrease in Operating Assets:		
Commissions receivable	-4,008	339
Increase (Decrease) in Operating Liabilities:		
Commissions payable	2,004	-169
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$ -8,554	$ 8,340
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	$ -2,402	$ -
Investment in other assets	-100	145
Proceeds from sale of assets	14,831	-
	$ 12,329	$ 145
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on debt	$ -22,378	$ -10,328
Increase (decrease) in cash	$ -18,603	$ -1,843
Cash at beginning of year	54,397	56,240
CASH AT END OF YEAR	$ 35,794	$ 54,397
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Interest payments	$ -	$ -

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – The Company is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges on the National Association of Securities Dealers (NASD).

Basis of Presentation - The Company is engaged in a single line of business as a limited mutual fund/variable annuities securities broker-dealer.

Use of Estimates in Preparing Financial Statements – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could vary from those estimates.

Allowance for Un-collectible Accounts – Accounts receivable has been adjusted for all known un-collectible accounts. No allowance for bad debts is considered necessary at year-end.

Income Taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's income in their individual income tax returns.

Basis of Accounting – Basis of accounting refers to when revenues and expenses are recognized in the accounts and reported in the financial statements. Basis of accounting relates to the timing of the measurements made, regardless of the measurement focus applied.

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Revenues are recognized when earned and expenses are recorded when the liability is incurred.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets – Fixed assets are stated at cost. Depreciation is computed on the straight-line method over a life of five years.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker dealers at December 31, 2006 and 2005 consist of the following:

	Receivable		Payable	
	2006	2005	2006	2005
Fees and commissions receivable/payable	$5,200	$1,192	$2,600	$596

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net allowable capital of $40,796, which was $35,796 in excess of its required net capital of $5,000.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 5 – RELATED PARTIES

The Company occupies office space, rent free, in offices owned by Black Hawk Properties, owned by the same principal shareholder of American Financial Securities, Inc.. For the year ended December 31, 2006, the Company paid $61,000 of management fees to Investors Professional Services (IPS), a company owned by substantially the same owners as American Financial Securities, Inc.. Management fees paid to IPS in 2005 totaled $65,650.

NOTE 6 – NOTE PAYABLE

The note payable at December 31,2005 was secured by a 2003 GMC Yukon and was payable over 60 months starting in January 2003 at a 0% interest rate. The note was retired in 2006.

SCHEDULE I

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006 and 2005

	2006	2005
Net Capital	$ 41,111	$ 52,630
Non-Allowable Assets	-315	-20,015
Net Capital Allowed	$ 40,796	$ 32,615
Required Net Capital	5,000	5,000
Excess Net Capital	$ 35,796	$ 27,615

See accountant's report.

SCHEDULE II

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL
TO UNAUDITED PART II UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net Capital Per Part IIA	$	40,796
Net Capital Per Audit		40,796
Difference	$	-

No material differences exist.

See accountant's report.

END